January 16, 2020

Russell Becker
Chief Executive Officer
APi Group Corporation
c/o APi Group, Inc.
1100 Old Highway 8 NW
New Brighton, MN 55112

       Re: APi Group Corporation
           Draft Registration Statement on Form S-4
           Submitted December 23, 2019
           CIK No. 0001796209

Dear Mr. Becker:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4

General

1. Please confirm that the Delaware corporation to be formed in the domestication will file a post-effective amendment adopting the Form S-4 registration statement as its own and updating the disclosure as appropriate.
Cover Page

2. Please disclose the amount of securities being registered on the prospectus cover page.
       See Item 1 of Form S-4 and Item 501 of Regulation S-K.
 Russell Becker
FirstName LastNameRussell Becker
APi Group Corporation
Comapany NameAPi Group Corporation
January 16, 2020
Page 2
January 16, 2020 Page 2
FirstName LastName
Summary, page 1

3. We note your disclosure that the consideration for the APi Acquisition consisted partly of the issuance of ordinary shares. Please disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available.
4. We note your statement that "[n]o action of our shareholders is required to effect the
         Domestication." Please disclose why you believe no shareholder approval is required.
The Domestication, page 35

5. Please clarify whether, immediately prior to the succession, APG Delaware had any assets or liabilities other than nominal assets or liabilities.
APi Group Management's Discussion and Analysis of Financial Condition and Results of
Operations
Contractual Obligations and Commitments and Off-Balance Sheet Financing Arrangements, page 57

6. We note your contractual obligations table excludes interest. Please revise to disclose the amount of interest related to your contractual obligations, or tell us how you determined this disclosure is not necessary. Please refer to footnote 46 in our Release 33-8350.
Business, page 67

7. Please expand your disclosure, as required by Item 14 of Form S-4. For example:

              The sources and availability of raw materials. See Item 101(c)(iii) of Regulation S-
              K.
              Material estimated capital expenditures for environmental control facilities. See Item
              101(c)(xii) of Regulation S-K.
              Material pending legal proceedings. See Item 103 of Regulation
S-K.
Related Party Transactions, page 98

8. We note the related party transactions described on pages F-48 and F-49. As applicable, please provide the disclosure required by Item 404(a) of Regulation S-K or advise. See also Instruction 1 to Item 404.
Security Ownership, page 100

9. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by each 5%
         beneficial owner that is not a natural person.
 Russell Becker
APi Group Corporation
January 16, 2020
Page 3
Material U.S. Federal Income Tax Consequences, page 121

10. Please revise the statement that the discussion is for informational purposes only on page
      122. For guidance, refer to Section III.D.1 of Staff Legal Bulletin No.
19.
11. We note your statement on page 123 that the APi acquisition and the Domestication should each constitute an F reorganization. Please revise the language to clarify that counsel plans to provide a "will" tax opinion. If counsel intends to provide a "should"
      opinion, please explain the facts or circumstances resulting in this uncertainty, the degree of uncertainty, and add appropriate risk factor disclosure. For guidance, refer to Section
      III.C.4 of Staff Legal Bulletin No. 19.
Financial Statements, page F-1

12. Please tell us which entity you have identified as the accounting acquirer and your basis in
      U.S. GAAP for your determination. Please clarify the facts and circumstances considered in arriving at your conclusion. Your response should address the factors outlined within paragraphs 10-15 of ASC 805-10-55.
APi Group, Inc. and Subsidiaries Consolidated Financial Statements
Note 4. Fair Value of Financial Instruments, page F-42

13. We note you calculated the fair value of your contingent earn-out obligations. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these obligations.
      Please refer to ASC 820-10-50-2(bbb).
Undertakings, page II-3

14. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. Item
      512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameRussell Becker
                                                            Division of
Corporation Finance
Comapany NameAPi Group Corporation
                                                            Office of Real
Estate & Construction
January 16, 2020 Page 3
cc:       Donn A. Beloff Esq.
FirstName LastName